UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2024 (Report No. 2)

Commission file number: 001-38041

SCISPARC LTD.

(Translation of registrant’s name into English)

20 Raul Wallenberg Street, Tower A,

Tel Aviv 6971916 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

CONTENTS

MitoCareX Update

On March 12, 2024, SciSparc Ltd. (the “Company” or “SciSparc”) announced that MitoCareX Bio Ltd. (“MitoCareX”), the Company’s venture with Dr. Alon Silberman that focuses on drug discovery and the development of cancer therapeutics by targeting the mitochondrial SLC25 protein family, revealed that millions of small molecules were virtually screened using its computationally advanced drug discovery platform, with several molecules identified as potential anti-cancer treatments.

By using its in-vitro screening systems related to the mitochondria, MitoCareX corroborated its virtual findings by confirming the anti-cancer biological activity of several small molecule structures.

Additionally, by utilizing the extensive virtual data generated, MitoCareX is working towards creating a predictive AI model. This model is expected to enable MitoCareX to navigate broader chemical spaces more efficiently, with the goal of uncovering more novel anti-cancer scaffolds that target its SLC25 protein of interest.

Forward Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc is using forward-looking statements when it discusses that MitoCareX is working towards creating a predictive AI model and that such model is expected to enable MitoCareX to navigate broader chemical spaces more efficiently, with the goal of uncovering more novel anti-cancer scaffolds that target the SLC25 protein of interest. Historical results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials will suggest identical or even similar conclusions. Because such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this Report of Foreign Private Issuer on Form 6-K. The forward-looking statements contained or implied in this Report of Foreign Private Issuer on Form 6-K are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on May 1, 2023, and in subsequent filings with the SEC. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

This Report of Foreign Private Issuer on Form 6-K, is incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-275305, File No. 333-269839, File No. 333-266047, File No. 333-233417, File No. 333-248670, File No. 333-255408, and File No. 333-275305) and on Form S-8 (File No. 333-225773) filed with the SEC to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SciSparc Ltd.

Date: March 13, 2024	By:	/s/ Oz Adler
	Name:	Oz Adler
	Title:	Chief Executive Officer and Chief Financial Officer

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